Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 9, 2013 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended March 31, 2013 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements and MD&A for the year ending December 31, 2012 (the "Consolidated Financial Statements"). All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

On April 2, 2012, Pembina completed its acquisition of Provident Energy Ltd. ("Provident") (the "Acquisition"). The amounts disclosed herein for the three months ending March 31, 2012 reflect results of legacy Pembina excluding Provident ("Legacy Pembina"). The results of the business acquired through the Acquisition are reported as part of the Company's Midstream business. For further information with respect to the Acquisition, please refer to Note 4 of the Interim Financial Statements.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Strategy

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends while enhancing the long-term value of its shares. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify Pembina's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and,

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

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Pembina Pipeline Corporation

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
mmbbls	millions of barrels
bpd	barrels per day
mbpd	thousands of barrels per day
mboe/d	thousands of barrels of oil equivalent per day
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
MW/h	megawatts per hour
GJ	gigajoule
km	kilometre

Other
AECO	Alberta gas trading price
AESO	Alberta Electric Systems Operator
B.C.	British Columbia
DRIP	Premium Dividend™ and Dividend Reinvestment Plan
Frac	Fractionation
IFRS	International Financial Reporting Standards
NGL	Natural gas liquids
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
U.S.	United States
WCSB	Western Canadian Sedimentary Basin
WTI	West Texas Intermediate (crude oil benchmark price)

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Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended March 31
($ millions, except where noted)	2013	2012
Conventional Pipelines throughput (mbpd)	493.7	466.9
Oil Sands & Heavy Oil contracted capacity (mbpd)	870.0	870.0
Gas Services average processed volume (mboe/d) net to Pembina(1)	49.9	44.1
NGL sales volume (mbpd)	122.9
Total volume (mbpd)	1,536.5	1,381.0
Revenue	1,285.7	475.5
Operations	77.2	48.4
Cost of goods sold, including product purchases	970.8	299.1
Realized gain (loss) on commodity-related derivative financial instruments	2.1	(0.3)
Operating margin(2)	239.8	127.7
Depreciation and amortization included in operations	41.8	21.7
Unrealized gain (loss) on commodity-related derivative financial instruments	5.8	(3.5)
Gross profit	203.8	102.5
Deduct/(add)
General and administrative expenses	32.6	17.6
Acquisition-related and other expense (income)	(0.6)	22.1
Net finance costs	50.8	19.5
Share of loss (profit) of investments in equity accounted investee, net of tax	0.3	(0.2)
Income tax expense	30.2	10.9
Earnings for the period	90.5	32.6
Earnings per share – basic and diluted (dollars)	0.30	0.19
Adjusted EBITDA(2)	210.2	111.4
Cash flow from operating activities	229.0	65.3
Cash flow from operating activities per share	0.77	0.39
Adjusted cash flow from operating activities(2)	207.4	98.8
Adjusted cash flow from operating activities per share(2)	0.70	0.59
Dividends declared	121.0	65.7
Dividends per common share (dollars)	0.41	0.39
Capital expenditures	137.1	54.9
Total enterprise value ($ billions) (2)	12.2	6.5
Total assets ($ billions)	8.4	3.4
(1)	Gas Services processing volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP Measures."

Revenue, net of cost of goods sold, increased 79 percent to $314.9 million during the first quarter of 2013 compared to $176.4 million during the same period of 2012. This increase was primarily due to the addition of results generated by the assets acquired through the Acquisition, which are reported in the Company's Midstream business, as well as improved performance in each of Pembina's legacy businesses, as discussed in further detail below.

Operating expenses were $77.2 million during the first quarter of 2013 compared to $48.4 million in the same period in 2012. The increase was largely due to additional costs associated with the growth in Pembina's asset base primarily resulting from the Acquisition and higher variable costs in each of the Company's legacy businesses because of increased volumes and activity.

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Operating margin totalled $239.8 million during the first quarter of 2013, up 88 percent from the same period last year when operating margin totalled $127.7 million (operating margin is a Non-GAAP measure; see "Non-GAAP Measures"), primarily due to higher revenue as discussed above.

Realized and unrealized gains/losses on commodity-related derivative financial instruments resulting from Pembina's market risk management program are primarily related to frac spread, product margin and power derivative financial instruments (see "Market Risk Management Program" and Note 11 to the Interim Financial Statements). The unrealized gain on commodity-related derivative financial instruments was $5.8 million for the three months ended March 31, 2013, reflecting changes in the future NGL, natural gas and power price indices between December 31, 2012 and March 31, 2013.

Depreciation and amortization (operational) increased to $41.8 million during the first quarter of 2013 compared to $21.7 million during the same period in 2012 which reflects depreciation on new capital additions including those assets acquired through the Acquisition.

The increases in revenue and operating margin contributed to gross profit of $203.8 million during the first quarter of 2013 compared to $102.5 million for the same period of 2012.

General and administrative expenses ("G&A") of $32.6 million were incurred during the first quarter of 2013 compared to $17.6 million during the first quarter of 2012. The increase for the period was mainly due to the addition of employees who joined Pembina through the Acquisition and new employees who joined the Company, as well as an increase in salaries and benefits for existing employees, including increased share-based payment accruals. In addition, every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina generated adjusted EBITDA of $210.2 million during the first quarter of 2013 compared to $111.4 million during the first quarter of 2012 (adjusted EBITDA is a Non-GAAP measure; see "Non-GAAP Measures"). The increase in adjusted EBITDA was due to strong results from each of Pembina's legacy businesses, new assets and services having been brought on-stream, and the growth of Pembina's operations since completion of the Acquisition.

The Company's earnings were $90.5 million ($0.30 per share) during the first quarter of 2013 compared to $32.6 million ($0.19 per share) during the first quarter of 2012. This increase was the result of the Acquisition as well as improved performance in each of the Company's legacy businesses. Per share metrics were also impacted by the Acquisition.

Cash flow from operating activities was $229 million ($0.77 per share) during the first quarter of 2013 compared to $65.3 million ($0.39 per share) for the comparative period of 2012. This increase was primarily due to higher adjusted EBITDA, combined with changes in working capital, lower acquisition-related costs in the period and lower interest paid due to timing of payments.

Adjusted cash flow from operating activities was $207.4 million ($0.70 per share) during the first quarter of 2013, an increase of 110 percent, compared to $98.8 million ($0.59 per share) during the first quarter of 2012 (adjusted cash flow from operating activities is a Non-GAAP measure; see "Non-GAAP Measures").

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Pembina Pipeline Corporation

Operating Results

	3 Months Ended March 31
	2013		2012
($ millions)	Net Revenue(1)	Operating Margin(2)	Net Revenue(1)	Operating Margin(2)
Conventional Pipelines	95.8	60.5	82.2	54.4
Oil Sands & Heavy Oil	43.4	31.5	43.1	30.1
Gas Services	27.5	18.6	19.1	13.0
Midstream	148.2	128.5	32.0	29.6
Corporate		0.7		0.6
Total	314.9	239.8	176.4	127.7
(1)	Midstream revenue is net of $983.9 million in cost of goods sold, including product purchases, for the quarter ended March 31, 2013 (quarter ended March 31, 2012: $299.1 million).
(2)	Refer to "Non-GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31
($ millions, except where noted)	2013	2012
Average throughput (mbpd)	493.7	466.9
Revenue	95.8	82.2
Operations	35.3	27.5
Realized gain (loss) on commodity-related derivative financial instruments		(0.3)
Operating margin(1)	60.5	54.4
Depreciation and amortization included in operations	1.6	11.9
Unrealized gain (loss) on commodity-related derivative financial instruments	0.9	(3.0)
Gross profit	59.8	39.5
Capital expenditures	61.4	11.1
(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 7,850 km pipeline network that extends across much of Alberta and B.C. It transports approximately half of Alberta's conventional crude oil production, about thirty percent of the NGL produced in western Canada, and virtually all of the conventional oil and condensate produced in B.C. This business' primary objective is to generate sustainable operating margin while pursuing opportunities for increased throughput and revenue. Conventional Pipelines endeavours to maintain and/or improve operating margin by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance: Throughput

During the first quarter of 2013, Conventional Pipelines' throughput averaged 493.7 mbpd, consisting of an average of 363.7 mbpd of crude oil and condensate and 130 mbpd of NGL. This represents an increase of approximately 6 percent compared to the same period of 2012, when average throughput was 466.9 mbpd.

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Financial Performance

During the first quarter of 2013, Conventional Pipelines generated revenue of $95.8 million compared to $82.2 million in the same quarter of the previous year. The 17 percent increase during the period was primarily due to strong volumes generated by newly connected facilities on Pembina's Conventional Pipelines systems, as well as producer enhanced recovery techniques resulting in increased deliveries from existing connected locations. In addition, as of the first quarter of 2013, results from certain pipeline assets purchased through the Acquisition and previously included in the Midstream business are now included in Conventional Pipelines, which also helped drive increased revenue. However, this had no impact on the volumes mentioned above as the assets are interconnected to existing Conventional Pipelines systems.

Quarterly operating expenses increased to $35.3 million compared to $27.5 million in the first quarter of 2012 due to several factors, including costs associated with ensuring safe and reliable operations at higher throughput levels and higher costs associated with geotechnical work which can only be completed during winter months.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin for the first quarter of 2013 was $60.5 million compared to $54.4 million during the same period of 2012.

Depreciation and amortization included in operations was $1.6 million during the first quarter of 2013 compared to $11.9 million during the first quarter of 2012. This decrease is primarily due to a reduction in depreciation because of a re-measurement of the decommissioning provision in excess of the carrying amount of the related asset.

For the three months ended March 31, 2013, gross profit was $59.8 million due to higher revenue generated during the quarter, for the reasons discussed above, compared to $39.5 million during the same period in 2012.

Capital expenditures for the first quarter of 2013 totalled $61.4 million compared to $11.1 million during the first quarter of 2012. The majority of this spending relates to the expansion of certain pipeline assets as described below.

New Developments

Pembina is pursuing several crude oil, condensate and NGL expansions on its Conventional Pipelines systems to accommodate increased customer demand and address constrained pipeline capacity in several areas of the WCSB.

NGL Pipeline Capacity Expansions

Pembina is progressing its Phase I NGL Expansion, which is expected to add 52,000 bpd of additional NGL capacity to the Peace and Northern Pipelines (the "Peace/Northern NGL System"). In April, Pembina completed three pump stations which will provide 17,000 bpd of additional NGL capacity at a cost $30 million. The Company expects to commission and bring the pump stations into service in June, 2013. On its Peace Pipeline, the Company expects to commission three new pump stations by August 2013 and upgrade four existing stations by October 2013 to provide an additional 35,000 bpd of NGL capacity at an estimated cost of $70 million. Once complete, the Phase I NGL Expansion will increase NGL capacity on the Peace/Northern NGL System by 45 percent to 167,000 bpd.

As part of the Company's approximately $1 billion expansion of its existing NGL infrastructure, Pembina is also proceeding with its proposed Phase II NGL Expansion of its Peace/Northern NGL System which will increase capacity from 167,000 bpd to 220,000 bpd. In total, the Phase I and II expansions are expected to increase NGL transportation capacity by 90 percent. Subject to obtaining regulatory and environmental approvals, Pembina expects the Phase II NGL Expansion to cost approximately $415 million (including mainline and tie-in capital) and to be complete in early to mid-2015.

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Pembina also plans to construct a new 30 kilometre NGL lateral into the Ferrier region of Alberta to tie a third-party's facility into the Company's Brazeau Pipeline System, subject to regulatory and environmental approvals.

Crude Oil and Condensate Pipeline Capacity Expansions

The Phase I Peace low vapour pressure ("LVP") expansion requires three upgraded pump stations and associated pipeline work between Fox Creek and Edmonton, Alberta, and will provide an additional 40,000 bpd of crude oil and condensate capacity on this segment. Pembina expects to commission one of the three pump stations by June 2013, and the remaining two stations by October 2013 at an estimated cost of $30 million.

On February 13, 2013, Pembina announced that it had reached its contractual threshold to proceed with its previously announced plans to significantly expand its crude oil and condensate throughput capacity on its Peace Pipeline system by 55,000 bpd ("Phase II LVP Expansion"). Pembina expects the total cost of the Phase II LVP Expansion to be approximately $250 million (including the mainline expansion and tie-ins). Subject to regulatory and environmental approvals, Pembina anticipates being able to bring the expansion into service by late 2014. Once complete, this expansion will increase LVP capacity on Pembina's Peace Pipeline to 250,000 bpd. The Phase II LVP Expansion is underpinned by long-term fee-for-service agreements with area producers. The combined LVP expansions will increase capacity by 61 percent from current levels.

Open Season Update

Pembina's previously announced northwest Alberta pipeline expansion non-binding open season closed on April 30, 2013. Nominations were sufficient such that Pembina plans to proceed to the next stage of the open season.

Supporting Gas Services

Conventional Pipelines is also constructing the pipeline components of the Company's Saturn I, Saturn II and Resthaven gas plant projects. These pipeline projects will gather NGL from the gas plants for delivery to Pembina's Peace Pipeline system. Both Saturn I and Saturn II will use the same pipeline lateral. Pembina has received the required environmental and regulatory approvals for the pipelines and is continuing with construction on both projects.

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Pembina Pipeline Corporation

Oil Sands & Heavy Oil

	3 Months Ended March 31
($ millions, except where noted)	2013	2012
Contracted capacity (mbpd)	870.0	870.0
Revenue	43.4	43.1
Operations	11.9	13.0
Operating margin(1)	31.5	30.1
Depreciation and amortization included in operations	4.9	4.9
Gross profit	26.6	25.2
Capital expenditures	12.1	5.8
(1)	Refer to "Non-GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue Pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 870 mbpd of capacity under long-term, extendible contracts which provide for the flow-through of operating expenses to customers. As a result, operating margin from this business is proportionate to the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $43.4 million in the first quarter of 2013, virtually unchanged from $43.1 million in the first quarter of 2012 due to the contracted nature of this business.

Operating expenses were $11.9 million during the first quarter of 2013, slightly lower than $13 million during the first quarter of 2012 and due to lower maintenance and power costs during the period.

For the three months ended March 31, 2013, operating margin increased to $31.5 million compared to $30.1 million during the same period in 2012. Additional throughput above contracted volumes on the Nipisi and Mitsue pipelines contributed to the slight increase in operating margin during the first quarter of 2013.

Depreciation and amortization included in operations for the first quarter of 2013 totalled $4.9 million, unchanged from the same period of the prior year.

During the quarter ended March 31, 2013, gross profit was $26.6 million compared to $25.2 million during the same period of 2012.

In the first quarter of 2013, capital expenditures within the Oil Sands & Heavy Oil business totalled $12.1 million and were primarily related to the construction of additional pump stations on the Nipisi and Mitsue pipelines. This compares to $5.8 million spent during the same period in 2012, the majority of which related to completing the two projects.

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New Developments

On the Nipisi Pipeline, Pembina commissioned a new pump station in April 2013 which increased its capacity to 105,000 bpd. Work is continuing on the corresponding pump station for the Mitsue condensate pipeline. With this additional pump station, which is anticipated to be in-service in the third quarter of 2013, Mitsue's capacity will increase from 18,000 bpd to 22,000 bpd.

Pembina continues to actively work with customers on oil sands and heavy oil related solutions. With the Acquisition, the Company has increased its access to diluent supply and can offer customers condensate and butane products from various sources including Pembina's conventional pipeline systems, the Redwater fractionator, rail imports and truck racks.

Gas Services

	3 Months Ended March 31
($ millions, except where noted)	2013	2012
Average processed volume (MMcf/d) net to Pembina	299.3	264.9
Average processed volume (mboe/d) (1) net to Pembina	49.9	44.1
Revenue	27.5	19.1
Operations	8.9	6.1
Operating margin(2)	18.6	13.0
Depreciation and amortization included in operations	3.6	3.2
Gross profit	15.0	9.8
Capital expenditures	38.5	34.0
(1)	Average processing volume converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business. Located approximately 100 km south of Grande Prairie, Alberta, Pembina's key revenue-generating Gas Services assets form the Cutbank Complex which comprises three sweet gas processing plants with 425 MMcf/d of processing capacity (368 MMcf/d net to Pembina), a 205 MMcf/d ethane plus extraction facility, as well as approximately 350 km of gathering pipelines. The Cutbank Complex is connected to Pembina's Peace Pipeline system and serves an active exploration and production area in the WCSB. Pembina has initiated construction on and development of numerous projects in its Gas Services business to meet the growing needs of producers in west central Alberta.

Financial Performance

Gas Services recorded an increase in revenue of 44 percent during the first quarter of 2013, contributing $27.5 million compared to $19.1 million in the first quarter of 2012. This increase primarily reflects higher processing volumes at Pembina's Cutbank Complex and increased fees for additional capital invested. Average processing volumes, net to Pembina, were 299.3 MMcf/d during the first quarter of 2013, approximately 13 percent higher than the 264.9 MMcf/d processed during the first quarter of the previous year. The increase in volumes reflects producer's sustained interest in the areas surrounding Pembina's Gas Services assets and their focus on liquids-rich natural gas which continues to attract higher commodity pricing relative to dry gas.

During the first quarter of 2013, operating expenses were $8.9 million compared to $6.1 million incurred in the first quarter of 2012. The quarterly increase was mainly due to variable costs incurred to process higher volumes at the Cutbank Complex as well as additional costs associated with running the Musreau shallow cut expansion and deep cut facility.

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As a result of processing higher volumes at the Cutbank Complex, an increase in fees for capital invested and additional processing associated with the Musreau deep cut facility, Gas Services realized operating margin of $18.6 million in the first quarter compared to $13 million during the same period of the prior year.

Depreciation and amortization included in operations during the first quarter of 2013 totalled $3.6 million, up from $3.2 million during the same period of the prior year, primarily due to higher in-service capital balances from additions to the Cutbank Complex (including the Musreau deep cut facility and shallow cut expansion).

For the three months ended March 31, 2013, gross profit was $15 million compared to $9.8 million in the same period of 2012. This increase reflects higher operating margin during the period which was partially offset by increased depreciation and amortization included in operations as discussed above.

In the first quarter of 2013, capital expenditures within Gas Services totalled $38.5 million compared to $34 million during the same period of 2012. This increase was because of spending to progress the Saturn and Resthaven enhanced NGL extraction facilities.

New Developments

Pembina's Gas Services business is constructing three new facilities and associated infrastructure:

•	Saturn I facility – a 200 MMcf/d enhanced NGL extraction facility in the Berland area of west central Alberta, which is expected to cost $165 million;

•	Resthaven facility – a 200 MMcf/d (130 MMcf/d net to Pembina) combined shallow cut and deep cut NGL extraction facility in the Resthaven, Alberta area, which is expected to cost $210 million; and,

•	Saturn II facility – a 200 MMcf/d 'twin' of the Saturn I facility, which is expected to cost $170 million (as announced on March 5, 2013).

Pembina expects Saturn I and associated pipelines to be in-service in the third quarter of 2013, one quarter ahead of schedule. The Company has ordered all of the major equipment and construction of the facility is 55 percent complete. Once operational, Pembina expects Saturn I will have the capacity to extract up to 13.5 mbpd of NGL.

For Resthaven, Pembina expects the facility and associated pipelines to be in-service in the third quarter of 2014. Once operational, Pembina expects the Resthaven facility will have the capacity to extract up to 13 mbpd of NGL. Pembina has ordered all of the major equipment for the plant and is progressing site construction.

In the second quarter, Pembina plans to take over operatorship of the existing 100 MMcf/d shallow cut plant at the Resthaven site from Encana in order to streamline operation of the plant while the Resthaven facility is under construction. When Pembina becomes the 'operator of record' at Resthaven, the Company will manage the facility on behalf of the owners.

Saturn II will leverage the engineering work completed for the Saturn I facility and is underpinned by a firm-service contract with a third-party for 130 MMcf/d (approximately 65 percent of the facility's total capacity) for a term of 10 years. Pembina expects the project could be in-service by late 2015, subject to regulatory and environmental approvals. Based on 100 percent capacity, Saturn II is expected to extract approximately 13.5 mbpd of NGL which will be transported on the same pipeline lateral Pembina is currently constructing for Saturn I.

Pembina expects the expansions detailed above to bring the Company's Gas Services processing capacity to 1,093 MMcf/d (net). This includes enhanced NGL extraction capacity of approximately 735 MMcf/d (net). The volumes from Pembina's existing assets and those under development would be processed largely on a contracted, fee-for-service basis and are expected to result in approximately 55 mbpd of NGL to be transported for additional toll revenue on Pembina's Conventional Pipelines by the end of 2015.

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Midstream

	3 Months Ended March 31(1)
($ millions, except where noted)	2013	2012
Revenue	1,132.1	331.1
Operations	21.8	2.4
Cost of goods sold, including product purchases	983.9	299.1
Realized gain (loss) on commodity-related derivative financial instruments	2.1
Operating margin(2)	128.5	29.6
Depreciation and amortization included in operations	31.7	1.7
Unrealized gain (loss) on commodity-related derivative financial instruments	4.9	(0.5)
Gross profit	101.7	27.4
Capital expenditures	23.9	2.3
(1)	Share of profit from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream targets oil and diluent-related opportunities from key sites across Pembina's network, which comprise 15 truck terminals (including one capable of emulsion treating and water disposal), terminalling at downstream hub locations, storage, and the Pembina Nexus Terminal ("PNT"). PNT includes: 21 inbound pipelines connections; 13 outbound pipelines connections; in excess of 1.2 million bpd of crude oil and condensate connected to the terminal; and, 310,000 barrels of surface storage in and around the Edmonton, Alberta area.

•	NGL midstream, which includes two NGL operating systems – Redwater West and Empress East – is affected by the seasonal demand for propane; inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season.

o	The Redwater West NGL system includes the Younger extraction and fractionation facility in B.C.; the recently expanded 73 mbpd Redwater NGL fractionator; 7.8 mmbbls of cavern storage and terminalling facilities at Redwater, Alberta; and, third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products at fractionation facilities near Fort Saskatchewan, Alberta. Redwater West also includes NGL production from the Younger NGL extraction and fractionation plant (Taylor, B.C.) that provides specification NGL to B.C. markets. Also located at the Redwater facility is Pembina's industry-leading rail-based terminal which services Pembina's proprietary and customer needs.

o	The Empress East NGL system includes a 2.1 bcf/d interest in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity as well as 1.1 mmbbls of cavern storage in Sarnia, Ontario; and, approximately 5 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipelines to Sarnia, Ontario for fractionation and storage of specification products. Propane and butane are sold into central Canadian and eastern U.S. markets.

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Financial Performance

In the Midstream business, revenue, net of cost of goods sold, grew to $148.2 million during the first quarter of 2013 from $32 million during the first quarter of 2012. This increase was primarily due to the addition of the NGL assets acquired through the Acquisition and increased terminalling activity on Pembina's pipeline systems.

Operating expenses during the first quarter of 2013 were $21.8 million compared to $2.4 million in the first quarter of 2012. Operating expenses for the quarter were higher primarily due to the increase in Midstream's asset base since the Acquisition.

Operating margin was $128.5 million during the first quarter of 2013 compared to $29.6 million during the first quarter of 2012 with the increase due primarily to increased revenue, as discussed above, partially offset by higher operating expenses.

The Company's crude oil midstream operating margin increased to $42.7 million compared to $29.6 million during the first quarter of 2012. The strong results were primarily due to higher volumes and increased activity on Pembina's pipeline systems, wider margins, as well as increased throughput at the crude oil midstream truck terminals, which increased by nearly 20 percent compared to the average during 2012 to exit the first quarter of 2013 at 80,000 bpd.

Operating margin for Pembina's NGL midstream activities was $85.8 million for the first quarter, including a $3.7 million year-to-date realized gain on commodity-related derivative financial instruments (see "Market Risk Management Program"). NGL sales volumes during the first quarter of 2013 were 122.9 mbpd. Operating margin from Redwater West during the first quarter of 2013, excluding realized losses from commodity-related derivative financial instruments, was $55.9 million. First quarter results in Redwater West were supported by strong demand for propane and low AECO natural gas prices. Overall, Redwater West NGL sales volumes averaged 70.3 mbpd in the first quarter of 2013. Operating margin from Empress East during the first quarter of 2013, excluding realized losses from commodity-related derivative financial instruments, was $26.1 million. First quarter results in Empress East were positively impacted by strong propane prices in eastern Canada. Overall, Empress East NGL sales volumes averaged 52.6 mbpd in the first quarter of 2013.

Depreciation and amortization included in operations during the first quarter of 2013 totalled $31.7 million compared to $1.7 million during the same period of the prior year. This increase reflects the additional Midstream assets in this business since the closing of the Acquisition.

In the first quarter of 2013, unrealized gains on commodity-related derivative financial instruments were $4.9 million compared to a $0.5 million loss for the three months ended March 31, 2012. This amount reflects fluctuations in the future NGL and natural gas price indices during the period (see "Market Risk Management Program" and Note 11 to the Interim Financial Statements).

For the three months ended March 31, 2013, gross profit in this business increased to $101.7 million from $27.4 million during the same period in 2012. This is due to the addition of assets acquired through the Acquisition and higher operating margin generated by Pembina's legacy midstream operations.

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Pembina Pipeline Corporation

During the quarter ended March 31, 2013, capital expenditures within the Midstream business totalled $23.9 million and were primarily related to cavern development and associated infrastructure. Capital expenditures were $2.3 million for the comparative period of 2012.

New Developments

Future prospects related to Midstream span across the crude oil and NGL value chains. The capital being deployed in the Midstream business is primarily directed towards fee-for-service projects which are expected to continue to increase this businesses' stability and predictability.

The most substantial project in this business unit is the twinning of Pembina's existing Redwater fractionator in Redwater, Alberta ("RFS II"), which was announced on March 5, 2013 and is part of the Company's $1 billion NGL infrastructure expansion. Subject to regulatory and environmental approvals, Pembina expects RFS II to be in-service late in the fourth quarter of 2015.

Under the agreements signed with producers, Pembina will receive committed take-or-pay operating margin for an initial 10-year term from the in-service date. Contracts for 97 percent of the facility's operating capacity have been secured. Ethane produced at RFS II will be sold under a long-term arrangement to NOVA Chemicals Corporation.

During the first quarter of 2013, Pembina also completed and commissioned a third-party tie-in to its Younger facility.

Pembina also continues to advance numerous other projects in this business unit as follows:

•	Pembina brought two fee-for-service hydrocarbon storage caverns into service at its Redwater site in April, 2013. Pembina expects to bring a third cavern into service in the second quarter of 2013.

•	Pembina expects to bring two new full-service terminal ("FST") facilities into service in 2013. This includes a joint venture FST in the Judy Creek area of Alberta to serve the production from Beaverhill Lake and Swan Hills, which should be on-stream by the end of the first half of 2013, and a second FST that serves producers in the Cynthia area west of Drayton Valley, which is expected to be in-service by year-end.

•	During 2013, Pembina plans to enhance the connectivity of PNT, both to third-party infrastructure and to the Company's own facilities between Edmonton and Fort Saskatchewan. In addition, Pembina anticipates adding the ability to load crude oil by rail during 2013.

•	Pembina is also continuing to investigate offshore propane export opportunities that would allow it to leverage its existing assets and provide a potential solution for Canadian producers impacted by weak North American pricing.

Market Risk Management Program

Pembina is exposed to frac spread risk, which is the difference between the selling price for propane-plus liquids and the input cost of natural gas required to produce respective NGL products. Pembina has a risk management program and uses derivative financial instruments to mitigate frac spread risk, when possible, to safeguard a base level of operating cash flow that covers the input cost of natural gas. Pembina has entered into derivative financial swap contracts to protect the frac spread and product margin, and to manage exposure to power costs, interest rates and foreign exchange rates.

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Pembina Pipeline Corporation

Pembina's credit policy mitigates risk of non-performance by counterparties of its derivative financial instruments. Activities undertaken to reduce risk include: regularly monitoring counterparty exposure to approved credit limits; financial reviews of all active counterparties; entering into International Swap Dealers Association agreements; and, obtaining financial assurances where warranted. In addition, Pembina has a diversified base of available counterparties.

Management continues to actively monitor commodity price risk and mitigate its impact through financial risk management activities. For more information on financial instruments and financial risk management, see Note 11 to the Interim Financial Statements.

Non-Operating Expenses

G&A

Pembina incurred G&A (including corporate depreciation and amortization) of $32.6 million during the first quarter of 2013 compared to $17.6 million during the first quarter of 2012. The increase for the period was mainly due to the addition of employees who joined Pembina through the Acquisition and new employees who joined the Company, as well as an increase in salaries and benefits for existing employees, including increased share-based payment accruals. In addition, every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Depreciation & Amortization (operational)

Operational depreciation and amortization increased to $41.8 million during the first quarter of 2013 compared to $21.7 million during the same period in 2012 which reflects depreciation on new property, plant and equipment and depreciable intangibles including those assets acquired through the Acquisition.

Net Finance Costs

Net finance costs in the first quarter of 2013 were $50.8 million compared to $19.5 million in the first quarter of 2012. The increase primarily relates to a $22.4 million loss on revaluation of the conversion feature on convertible debentures as a result of an increase in the market price of Pembina shares and an increase in interest on convertible debentures totalling $6 million due to the debentures assumed on closing of the Acquisition (see Note 9 to the Interim Financial Statements). In 2012, the change in fair value of commodity-related derivative financial instruments was reclassified from net finance costs to gain/loss on commodity-related derivative financial instruments and is included in operational results.

Income Tax Expense

Income tax expense for the first quarter of 2013 includes current taxes of $4.2 million and deferred taxes of $26 million compared to deferred taxes of $10.9 million in the same period of 2012. The current taxes arose during the quarter primarily as a result of certain Pembina subsidiary corporation's taxable income exceeding their losses available for carry-over. Deferred income tax expense arises from the difference between the accounting and tax basis of assets and liabilities.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	March 31, 2013	December 31, 2012
Working capital	42.8	62.8
Variable rate debt(1)(2)
Bank debt	200.0	525.0
Total variable rate debt outstanding (average rate of 2.80%)(2)	200.0	525.0
Fixed rate debt(1)
Senior unsecured notes	642.0	642.0
Senior unsecured term debt	75.0	75.0
Senior unsecured medium-term note 1	250.0	250.0
Senior unsecured medium-term note 2	450.0	450.0
Subsidiary debt	9.7	9.3
Total fixed rate debt outstanding (average of 5.03%)(2)	1,426.7	1,426.3
Convertible debentures(1)	644.0	644.3
Finance lease liability	5.7	5.8
Total debt and debentures outstanding	2,276.4	2,601.4
Cash and unutilized debt facilities	1,376.4	1,032.3
(1)	Face value.
(2)	Pembina maintains derivative financial instruments to manage exposure to variable interest rates. See Market Risk Management Program.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents and unutilized debt facilities totalling $1,376.4 million as at March 31, 2013. In addition, based on its successful access to financing in the debt and equity markets during the past several years, Pembina believes it would likely continue to have access to funds at attractive rates. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue equity.

Pembina's credit facilities at March 31, 2013 consisted of an unsecured $1.5 billion revolving credit facility due March 2018 and an operating facility of $30 million due July 2014. During the quarter, Pembina's revolving credit facility was extended by one year from March 2017 to March 2018 and the operating facility was also extended by one year from July 2013 to July 2014. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil percent to 1.25 percent or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent. Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at March 31, 2013, Pembina had $200 million drawn on bank debt, $0.1 million in letters of credit and $46.4 million in cash, leaving $1,376.4 million of unutilized debt facilities on the $1,530 million of established bank facilities. Pembina also had an additional $18.1 million in letters of credit issued in a separate demand letter of credit facility. At March 31, 2013, Pembina had loans and borrowing (excluding amortization, letters of credit and finance lease liabilities) of $1,626.7 million. Pembina's senior debt to total capital at March 31, 2013 was 23 percent.

Bought Deal Financing

On March 21, 2013, Pembina closed its offering of 11,206,750 common shares at a price of $30.80 per share through a syndicate of underwriters, which included 1,461,750 common shares issued at the same price on the exercise in full of the over-allotment option granted to the underwriters for aggregate gross proceeds of $345.2 million.

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Pembina Pipeline Corporation

Pembina used the net proceeds from the offering to reduce the Company's revolving credit facility which was used to fund the Company's capital program and for other general corporate purposes.

The common shares were offered pursuant to a prospectus supplement under the short form base shelf prospectus filed by the Company on February 22, 2013 in each of the provinces of Canada and in the U.S. pursuant to applicable registration exemptions.

Debt Issue

On April 30, 2012, Pembina closed the offering of $200 million of senior unsecured, medium-term notes ("Notes"). The Notes have a fixed interest rate of 4.75 percent per annum paid semi-annually, and will mature on April 30, 2043. The net proceeds from the offering of Notes were used to pay down Pembina's existing credit facility.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability to, and the associated costs of, entering into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issues of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant.

DBRS rates Pembina's senior unsecured notes 'BBB'. S&P's long-term corporate credit rating on Pembina is 'BBB'.

Capital Expenditures

	3 Months Ended March 31
($ millions)	2013	2012
Development capital
Conventional Pipelines	61.4	11.1
Oil Sands & Heavy Oil	12.1	5.8
Gas Services	38.5	34.0
Midstream	23.9	2.3
Corporate/other projects	1.2	1.7
Total development capital	137.1	54.9

During the first quarter of 2013, capital expenditures were $137.1 million compared to $54.9 million during the same three month period of 2012.

The majority of the capital expenditures in the first quarter of 2013 were in Pembina's Conventional Pipelines, Gas Services and Midstream businesses. Conventional Pipelines' capital was incurred to progress its phase I and phase II crude oil, condensate and NGL expansions and on various new connections. Gas Services' capital was deployed to progress the Saturn I and Resthaven enhanced NGL extraction facilities. Midstream's capital expenditures were primarily directed towards cavern development and related infrastructure.

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Pembina Pipeline Corporation

Contractual Obligations at March 31, 2013

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases	294.6	10.0	57.9	62.9	163.8
Loans and borrowings(1)	2,104.2	80.9	365.1	312.2	1,346.0
Convertible debentures(1)	893.3	39.2	78.9	248.7	526.5
Construction commitments	872.1	474.8	397.3
Provisions(2)	344.2	0.3	5.7	25.8	312.4
Total contractual obligations(3)	4,508.4	605.2	904.9	649.6	2,348.7
(1)	Excluding deferred financing costs.
(2)	Includes discounted constructive and legal obligations included in the decommissioning provision.
(3)	Excluding expansion rights and obligations associated with existing contracts and which have not yet been triggered.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn and Resthaven facilities, as well as RFS II. See "Forward-Looking Statements & Information."

Changes in Accounting Principles and Practices

The following new standards, interpretations, amendments and improvements to existing standards issued by the International Accounting Standard Board ("IASB") or International Financial Reporting Interpretations Committee ("IFRIC") were adopted as of January 1, 2013 without any material impact to Pembina's Financial Statements: IFRS 7 Financial Instruments: Disclosures, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement, and IAS 19 Employee Future Benefits.

Controls and Procedures

Changes in internal control over financial reporting

During the first quarter of 2013, there have been no changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's Internal Control over Financial Reporting ("ICFR"), except as noted below.

In accordance with the provisions of NI 52-109, management, including the CEO and CFO, have limited the scope of their design of the Company's disclosure controls and procedures ("DC&P") and ICFR to exclude controls, policies and procedures of Provident. Pembina acquired the assets of Provident and its subsidiaries on April 2, 2012. Provident's contribution to the Company's Interim Financial Statements for the quarter ended March 31, 2013 was approximately 39 percent of consolidated net revenue and approximately 33 percent of consolidated gross profit.

Additionally, as at March 31, 2013, Provident's current assets and current liabilities were approximately 56 percent and 43 percent of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 57 percent and 34 percent of consolidated non-current assets and non-current liabilities, respectively.

The scope limitation is primarily based on the time required to assess Provident's DC&P and ICFR in a manner consistent with the Company's other operations.

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Pembina Pipeline Corporation

Further details related to the Acquisition are disclosed in Note 4 in the Notes to the Company's Interim Financial Statements for the first quarter of 2013.

Trading Activity and Total Enterprise Value(1)

			As at and for the 3 months ended
($ millions, except where noted)	May 7, 2013(2)		March 31, 2013		March 31, 2012
Trading volume and value
Total volume (shares)	12,532,999		42,378,701		59,689,803
Average daily volume (shares)	464,185		694,733		947,601
Value traded	401.6		1,270.0		1,648.0
Shares outstanding (shares)	307,832,800		306,992,777		169,029,860
Closing share price (dollars)	32.67		32.10		28.18
Market value
Shares	10,056.9		9,854.5		4,763.3
5.75% convertible debentures (PPL.DB.C)	357.9	(3)	353.6	(4)	326.7	(5)
5.75% convertible debentures (PPL.DB.E)	226.9	(6)	221.9	(7)
5.75% convertible debentures (PPL.DB.F)	202.6	(8)	201.7	(9)
Market capitalization	10,844.3		10,631.7		5,090.0
Senior debt	1,672.0		1,617.0		1,402.9
Total enterprise value(10)	12,516.3		12,248.7		6,492.9
(1)	Trading information in this table reflects the activity of Pembina securities on the TSX only.
(2)	Based on 27 trading days from April 1, 2013 to May 7, 2013, inclusive.
(3)	$299.5 million principal amount outstanding at a market price of $119.49 at May 7, 2013 and with a conversion price of $28.55.
(4)	$299.7 million principal amount outstanding at a market price of $118.00 at March 31, 2013 and with a conversion price of $28.55.
(5)	$299.8 million principal amount outstanding at a market price of $109.00 at March 31, 2012 and with a conversion price of $28.55.
(6)	$171.9 million principal amount outstanding at a market price of $132.00 at May 7, 2013 and with a conversion price of $24.94.
(7)	$172.0 million principal amount outstanding at a market price of $129.02 at March 31, 2012 and with a conversion price of $24.94.
(8)	$172.3 million principal amount outstanding at a market price of $117.57 at May 7, 2013 and with a conversion price of $29.53.
(9)	$172.4 million principal amount outstanding at a market price of $117.00 at March 31, 2013 and with a conversion price of $29.53.
(10)	Refer to "Non-GAAP Measures."

As indicated in the previous table, Pembina's total enterprise value was $12.2 billion at March 31, 2013, and the Company's issued and outstanding shares rose to 307 million by the end of the first quarter 2013, compared to 169 million in the same period of 2012 primarily due to shares issued pursuant to the Acquisition and on the closing of the bought deal financing as discussed under "Liquidity & Capital Resources."

Dividends

Pembina pays monthly dividends at a rate of $0.135 per share per month (or $1.62 annualized). Pembina is committed to providing increased shareholder returns over time by providing stable dividends and, where appropriate, further increases in Pembina's dividend, subject to compliance with applicable laws and the approval of Pembina's Board of Directors. Pembina has a history of delivering dividend increases once supportable over the long-term by the underlying fundamentals of Pembina's businesses as a result of, among other things, accretive growth projects or acquisitions (see "Forward-Looking Statements & Information").

Dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors which will consider earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Eligible Canadian investors may benefit from an enhanced dividend tax credit afforded to the receipt of dividends, depending on individual circumstances. Dividends paid to eligible U.S. investors should qualify for the reduced rate of tax applicable to long-term capital gains but investors are encouraged to seek independent tax advice in this regard.

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Pembina Pipeline Corporation

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the first quarter of 2013 was approximately 56 percent of common shares outstanding for proceeds of approximately $67 million.

As of the April 25, 2013 record date, Pembina has made its DRIP available to its U.S. shareholders. U.S. shareholders are only permitted to participate in the dividend reinvestment component of Pembina's Premium Dividend™ and Dividend Reinvestment Plan. Only Canadian resident shareholders are currently permitted to participate in the Premium Dividend™ component of the plan. Shareholders who elect to enroll in the full Dividend Reinvestment component are notified that the sale of the common shares issued on reinvestment is being made pursuant to a registration statement on Form F-3 filed by Pembina with the U.S. Securities and Exchange Commission ("SEC").

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A for the year ended December 31, 2012 and in Pembina's Annual Information Form ("AIF") for the year ended December 31, 2012. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

	2013	2012				2011
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	493.7	480.2	443.9	433.9	466.9	422.8	430.4	411.4	390.3
Oil Sands & Heavy Oil(1)	870.0	870.0	870.0	870.0	870.0	870.0	775.0	775.0	775.0
Gas Services processing (mboe/d)(2)	49.9	46.0	45.8	47.5	44.1	45.3	43.6	40.9	39.4
NGL sales volume (mboe/d)	122.9	115.8	86.7	90.4
(1)	Oil Sands & Heavy Oil throughput refers to contracted capacity.
(2)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

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Pembina Pipeline Corporation

Selected Quarterly Financial Information

	2013	2012				2011
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	1,285.7	1,265.7	815.3	870.9	475.5	468.1	300.6	512.4	394.9
Operations	77.2	86.0	69.5	67.7	48.4	55.1	54.4	37.6	44.8
Cost of goods sold, including product purchases	970.8	968.6	565.5	641.9	299.1	308.0	145.8	364.3	254.2
Realized gain (loss) on commodity-related derivative financial instruments	2.1	11.0	(2.8)	(12.4)	(0.3)	0.9	3.2	(0.2)	1.4
Operating margin(1)	239.8	222.1	177.5	148.9	127.7	105.9	103.6	110.3	97.3
Depreciation and amortization included in operations	41.8	47.8	51.6	52.5	21.7	19.6	17.8	15.8	14.8
Unrealized gain (loss) on commodity-related derivative financial instruments	5.8	(2.2)	(23.0)	64.8	(3.5)	0.9	0.7	3.3	0.3
Gross profit	203.8	172.1	102.9	161.2	102.5	87.2	86.5	97.8	82.8
Adjusted EBITDA(1)	210.2	199.0	153.8	125.9	111.4	88.2	89.9	103.3	87.2
Cash flow from operating activities	229.0	139.5	130.9	24.1	65.3	73.8	87.7	49.5	74.5
Cash flow from operating activities per common share ($ per share)	0.77	0.48	0.45	0.08	0.39	0.44	0.52	0.30	0.45
Adjusted cash flow from operating activities(1)	207.4	172.3	133.2	89.5	98.8	66.0	82.0	81.8	76.0
Adjusted cash flow from operating activities per common share(1) ($ per share)	0.70	0.59	0.46	0.31	0.59	0.39	0.49	0.49	0.45
Earnings for the period	90.5	81.3	30.7	80.4	32.6	45.0	30.1	48.0	42.5
Earnings per common share ($ per share)
Basic and diluted	0.30	0.28	0.11	0.28	0.19	0.27	0.18	0.29	0.25
Common shares outstanding (millions):
Weighted average (basic)	295.9	291.9	289.2	285.3	168.3	167.4	167.6	167.3	167.0
Weighted average (diluted)	296.7	292.5	289.7	286.0	168.9	168.2	168.2	168.0	167.6
End of period	307.0	293.2	290.5	287.8	169.0	167.9	167.7	167.5	167.1
Dividends declared	121.0	118.4	117.3	116.2	65.7	65.4	65.4	65.3	65.1
Dividends per common share ($ per share)	0.405	0.405	0.405	0.405	0.390	0.390	0.390	0.390	0.390
(1)	Refer to "Non-GAAP measures."

During the above periods, Pembina's results were influenced by the following factors and trends:

•	Increased oil production from customers operating in the Cardium and Deep Basin Cretaceous formations of west central Alberta, which has resulted in increased service offerings in these areas, as well as new connections and capacity expansions;

•	Increased liquids-rich natural gas production from producers in the WCBS (Deep Basin, Montney and emerging Duvernay Shale plays), which has resulted in increased gas gathering and processing at the Company's Gas Services assets and additional associated NGL transported on its pipelines;

•	The Acquisition, which closed on April 2, 2012 (see Note 4 of the Interim Financial Statements).

•	Increased shares outstanding due to: the Acquisition; the DRIP; and, the bought deal equity financing in the first quarter of 2013.

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Pembina Pipeline Corporation

Additional Information

Additional information about Pembina and legacy Provident filed with Canadian securities commissions and the SEC, including quarterly and annual reports, AIFs (filed with the SEC under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and Pembina's website at www.pembina.com.

Non-GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by Management to evaluate performance of Pembina and its business. Since certain Non-GAAP financial measures may not have a standardized meaning, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is commonly used by Management, investors and creditors in the calculation of ratios for assessing leverage and financial performance and is calculated as results from operating activities plus share of profit from equity accounted investees (before tax) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments.

Adjusted EBITDA is EBITDA excluding acquisition-related expenses in connection with the Acquisition.

	3 Months Ended March 31
($ millions, except per share amounts)	2013	2012
Results from operating activities	171.8	62.8
Share of profit from equity accounted investees (before tax, depreciation and amortization)	1.8	1.5
Depreciation and amortization	43.1	22.5
Unrealized (gain) loss on commodity-related derivative financial instruments	(5.8)	3.5
EBITDA	210.9	90.3
Add:
Acquisition-related expenses	(0.7)	21.1
Adjusted EBITDA	210.2	111.4
EBITDA per common share – basic (dollars)	0.71	0.54
Adjusted EBITDA per common share – basic (dollars)	0.71	0.66

Adjusted cash flow from operating activities

Adjusted cash flow from operating activities is commonly used by Management for assessing financial performance each reporting period and is calculated as cash flow from operating activities plus the change in non-cash working capital and excluding acquisition-related expenses.

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Pembina Pipeline Corporation

	3 Months Ended March 31
($ millions, except per share amounts)	2013	2012
Cash flow from operating activities	229.0	65.3
Add (deduct):
Change in non-cash working capital	(20.9)	12.4
Acquisition-related expenses	(0.7)	21.1
Adjusted cash flow from operating activities	207.4	98.8
Adjusted cash flow from operating activities per common share – basic (dollars)	0.70	0.59

Operating margin

Operating margin is commonly used by Management for assessing financial performance and is calculated as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments.

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31
($ millions)	2013	2012
Revenue	1,285.7	475.5
Cost of sales:
Operations	77.2	48.4
Cost of goods sold, including product purchases	970.8	299.1
Realized gain (loss) on commodity-related derivative financial instruments	2.1	(0.3)
Operating margin	239.8	127.7
Depreciation and amortization included in operations	41.8	21.7
Unrealized gain (loss) on commodity-related derivative financial instruments	5.8	(3.5)
Gross profit	203.8	102.5

Total enterprise value

Total enterprise value, in combination with other measures, is used by Management and the investment community to assess the overall market value of the business. Total enterprise value is calculated based on the market value of common shares and convertible debentures at a specific date plus senior debt.

Management believes these supplemental Non-GAAP measures facilitate the understanding of Pembina's results from operations, leverage, liquidity and financial positions. Investors should be cautioned that EBITDA, adjusted EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. Furthermore, these Non-GAAP measures may not be comparable to similar measures presented by other issuers.

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing our securityholders and potential investors with information regarding Pembina, including Management's assessment of our future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "design", "target", "undertake", "view", "indicate", "maintain", "explore", "entail", "schedule", "objective", "strategy", "likely", "potential", "envision", "aim", "outlook", "propose", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders;
•	capital expenditure-estimates, plans, schedules, rights and activities and the planning, development, construction, operations and costs of pipelines, gas service facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, including, but not limited to, the Peace/Northern NGL System, the LVP expansion between Fox Creek and Edmonton, Alberta, the Phase II LVP Expansion, the Phase II NGL Expansion, the joint venture full-service terminal in the Judy Creek area of Alberta area, the development program in the Cynthia area west of Drayton Valley, offshore export opportunities for propane, the Nipisi and Mitsue pipelines expansions, the Saturn I and II facilities and associated pipelines, the Resthaven facility and associated pipelines, the Pembina Nexus Terminal expansion, and the Redwater fractionator (RFS II) expansion;
•	future expansion of Pembina's pipelines and other infrastructure;
•	pipeline, processing and storage facility and system operations and throughput levels;
•	oil and gas industry exploration and development activity levels;
•	Pembina's strategy and the development of new business initiatives;
•	growth opportunities;
•	expectations regarding Pembina's ability to raise capital and to carry out acquisition, expansion and growth plans;
•	treatment under government regulatory regimes including environmental regulations and related abandonment and reclamation obligations;
•	future G&A expenses at Pembina
•	increased throughput potential due to increased activity and new connections and other initiatives on Pembina's pipelines;
•	future cash flows, potential revenue and cash flow enhancements across Pembina's businesses and the maintenance of operating margins;
•	tolls and tariffs and transportation, storage and services commitments and contracts;
•	cash dividends and the tax treatment thereof;
•	operating risks (including the amount of future liabilities related to pipeline spills and other environmental incidents) and related insurance coverage and inspection and integrity programs;
•	the expected capacity, incremental volumes and in-services dates, as applicable, of proposed expansions and new developments, including the Northern NGL System, the LVP expansion between Fox Creek and Edmonton, Alberta, the Phase II LVP Expansion, the Phase II NGL Expansion, the Nipisi and Mitsue pipeline expansions, the Saturn I and II facilities, the Resthaven facility, the Pembina Nexus Terminal expansion and the Redwater fractionator (RFS II) expansion;
•	the possibility of offshore export opportunities for propane;
•	the possibility of renegotiating debt terms, repayment of existing debt, seeking new borrowing and/or issuing equity;
•	expectations regarding participation in Pembina's DRIP;
•	the expected impact of changes in share price on annual share-based incentive expense;
•	inventory and pricing levels in the North American liquids market;
•	Pembina's discretion to hedge natural gas and NGL volumes and power; and
•	competitive conditions.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	the success of Pembina's operations;
•	prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns;
•	future operating costs;
•	geotechnical and integrity costs;
•	in respect of the proposed Saturn I and II facilities and the Resthaven facility and their estimated in-service dates; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner, that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of such facilities; that such facilities will be fully supported by long-term firm service agreements accounting for the entire designed throughput at such facilities at the time of such facilities' completion; that there are no unforeseen construction costs related to the facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the expansion of NGL throughput capacity on the Peace/Northern NGL System and the crude throughput capacity on the Peace crude system (in respect of the Phase I and II NGL and LVP expansions) and the estimated in-service dates with respect to the same; that Pembina will receive regulatory approval; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs related to the expansion; and that there are no unforeseen material costs relating to the pipelines that are not recoverable from customers;

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Pembina Pipeline Corporation

•	in respect of the proposed expansion of the Redwater fractionator (RFS II); that Pembina will receive regulatory approval; that Pembina will reach satisfactory long-term arrangements with customers; that counterparties will comply with such contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs; and that there are no unforeseen material costs relating to the proposed fractionators that are not recoverable from customers;
•	in respect of other developments, expansions and capital expenditures planned, including the proposed expansion of a number of existing truck terminals and construction of new full-service terminals, the expectation of additional NGL and crude volumes being transported on the conventional pipelines, the installation of the remaining pump station on the Mitsue pipeline, the development of seven-fee-for-service storage facilities at Redwater that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts by Pembina; that there are no unforeseen construction costs; and that there are no unforeseen material costs relating to the developments, expansions and capital expenditures which are not recoverable from customers;
•	the future exploration for and production of oil, NGL and natural gas in the capture area around Pembina's conventional and midstream assets, the demand for gathering and processing of hydrocarbons, and the corresponding utilization of Pembina's assets;
•	in respect of the stability of Pembina's dividend; prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations; and
•	prevailing regulatory, tax and environmental laws and regulations.

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices;
•	the failure to realize the anticipated benefits of the Acquisition;
•	the failure to complete remaining integration of the businesses of Pembina and Provident; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2012. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement.

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